(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-33047
CUSIP NUMBER G6052F 10 3

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Max Re Capital Ltd.

Full Name of Registrant

Maximus Capital Holdings, Ltd.

Former Name if Applicable

Max Re House, 2 Front Street

Address of Principal Executive Office (Street and Number)

Hamilton HM11, Bermuda

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date*; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*	The timing of the filing of the Form 10-Q is addressed more fully in Part III of this Form 12b-25.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Audit and Risk Management Committee of the Board of Directors (the “Committee”) of Max Re Capital Ltd. (the “Registrant”) recently reopened its previously concluded internal investigation into the accounting treatment of two finite property and casually retrocessional contracts purchased in 2001. As a result of the reopened investigation, on October 29, 2006, the Registrant announced that it would be restating its consolidated financial statements for the years ended December 31, 2001, through 2005, as well as the periods ended March 31, 2006, and June 30, 2006. Due to the restatement, the Registrant will be filing amendments to its previously filed Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. Such amendments are required to be completed prior to the filing of the Registrant’s quarterly report on Form 10-Q for the period ended September 30, 2006 (the “Form 10-Q”). Accordingly, the Registrant is not able to file the Form 10-Q by November 9, 2006, the prescribed due date. The Registrant intends to file the Form 10-Q as soon as reasonably practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sarene A. Bourdages (Name)	(441) (Area Code)	296-8800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced on October 29, 2006, the Registrant has determined that it is appropriate to restate its financial statements for the years ending December 31, 2001 through 2005 and for each of the periods ended March 31, 2006 and June 30, 2006. The Registrant believes that the cumulative adjustment from this restatement would be a reduction to shareholders’ equity at December 31, 2005 of not more than approximately $14.0 million.

Max Re Capital Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ Keith S. Hynes
	Name:	Keith S. Hynes
	Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).